Exhibit 2.1

CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED AT THE APPROPRIATE PLACE WITH FIVE ASTERISKS [*****], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE THAT THE REGISTRANT TREATS AS CONFIDENTIAL.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of August 1, 2023, by and among SanARA MEDTECH Applied technologies, llc, a Texas limited liability company (“Purchaser”), SANARA MEDTECH INC., a Texas business corporation entering herein for the sole purpose of guaranteeing the performance and obligations of Purchaser (“Guarantor”), and THE HYMED GROUP CORPORATION, a Delaware corporation (“Hymed”), APPLIED NUTRITIONALS, LLC, a Delaware limited liability company (“Applied”) (Hymed and Applied each referred to as “Seller” and collectively as “Sellers”), and DR. GEORGE D. PETITO (“Owner”) entering solely for Sections 1.2(b) and 1.3, Article 2, Sections 7.3 and 7.4, and Article 8.

RECITALS

WHEREAS, Hymed develops certain products for use in human and veterinary markets with applications in wound care, joint/tissue support, eye care, surgery, dental and dermatology (“Hymed Business”), and Applied develops products based on collagen, hyaluronic acid and glycosaminoglycan chemistry (the “Applied Business,” and together with the Hymed Business, the “Businesses”);

WHEREAS, Owner is the owner, directly or indirectly, of Hymed and Applied;

WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, certain assets used or held for use in the operation or conduct of the Businesses on the terms and conditions set forth in this Agreement (the “Acquisition”);

WHEREAS, certain capitalized terms used in this Agreement are defined in Article 9.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE 1

PURCHASE OF RIGHTS AND ASSETS

1.1 Agreement to Purchase and Sell. Subject to the terms and conditions set forth herein and except for the Retained Assets, at the Closing, but effective as of the Effective Time, Sellers and Owner shall sell, convey, transfer, assign, and deliver to Purchaser, and Purchaser shall acquire, all right, title, and interest in and to the following itemized listing of properties and rights owned by Sellers and specified in this Agreement (collectively, the “Rights and Assets”), free and clear of all Liens whatsoever:

(a) inventory used or held for use in the operation of the Businesses with respect to the Products (as later defined herein), as further described in Section 1.2(d);

(b) title to all manufacturing and related equipment related to collagen human wound care, and products and associated usages as set forth on Schedule 1.1(b) (each the “Current Products” and “Future Products” as noted on Schedule 1.1(b), and collectively the “Products”),

(c) certain intangible assets relating to the operation of the Businesses, specifically, all patents, patent applications, regulatory 510(k)s, trademarks, tradenames and intellectual properties set forth on Schedule 1.1(c) hereto, and, proprietary rights, going concern value, and the goodwill in or arising from the operation thereof (including, without limitation, goodwill associated with all trademarks and tradenames listed in Schedule 1.1(c) collectively, the “Transferred IP”). Purchaser shall have primary responsibility for transfer of UDI codes and similar regulatory information and Seller shall reasonably cooperate in furtherance of said process; and

(d) assignment of that certain Exclusive License Agreement dated May 18, 2018 by and between Applied and CGI Cellerate Rx, LLC (the “License Agreement”).

Notwithstanding the foregoing, the transfer of the Rights and Assets shall not include the assumption of any Liability related to the Rights and Assets unless expressly assumed by Purchaser in Section 1.6.

1.2 Closing Consideration and Post-Closing Payments.

(a) Closing Consideration. The initial aggregate purchase price for the Rights and Assets shall be Fifteen Million Two Hundred Fifty Thousand Dollars ($15,250,000) (the “Purchase Price”). On the Closing Date, Purchaser shall deliver to Sellers and Owner, as applicable, an amount equal to the following; (i) Nine Million Seven Hundred Fifty Thousand Dollars ($9,750,000) in cash by wire transfer of immediately available funds to such account or accounts specified in writing by Sellers less any amounts required to satisfy all third party indebtedness for purposes of releasing any Liens, and (ii) Three Million Dollars ($3,000,000) of common stock of Guarantor (Trading Symbol - SMTI), the number of shares to be computed as of the Effective Time based upon the simple average closing price of such common stock quoted on the Nasdaq Capital Market for the twenty (20) trading days immediately preceding the Effective Time and rounded up to the nearest whole number to avoid the issuance of a fractional share (collectively the “Closing Payment”). The balance of the Purchase Price shall be paid in four (4) equal annual installments of Six Hundred Twenty Five Thousand Dollars ($625,000) with the first installment due on the first anniversary of the Effective Time and annually thereafter (collectively the “Installment Payments”).

(b) Common Stock Sale Restrictions. The number of Guarantor shares granted to Owner in Section 1.2(a)(ii) shall be subject to the following restrictions:

(i) Only ten percent (10%) of the total shares received may be sold only after twelve (12) months from the Effective Time;

(ii) An additional forty percent (40%) of the total shares received may only be sold after eighteen (18) months from the Effective Time; and

(iii) The remaining fifty percent (50%) of the total shares received may only be sold after twenty four (24) months from the Effective Time.

(c) Earnouts. Sellers shall also receive earnout payments in addition to the Purchase Price as follows; (i) Two Million Five Hundred Thousand Dollars ($2,500,000) if and when Purchaser’s collections from net sales of the Future Product [*****] which was developed in conjunction with the Transferred IP (“[*****]”) equal Twenty Five Million Dollars ($25,000,000), (ii) Two Million Five Hundred Thousand Dollars ($2,500,000) if and when Purchaser’s collections from net sales of [*****] equal Fifty Million Dollars ($50,000,000), (iii) Two Million Five Hundred Thousand Dollars ($2,500,000) if and when Purchaser’s collections from net sales of [*****] equal Seventy Five Million Dollars ($75,000,000), and (iv) Two Million Five Hundred Thousand Dollars ($2,500,000) if and when Purchaser’s collections from net sales of [*****] equal One Hundred Million Dollars ($100,000,000) (collectively the “Earnouts”). Upon expiration of the seventh (7th) anniversary from the Effective Date, to the extent Sellers have not earned the entirety of the Earnouts, Purchaser shall pay Sellers a pro-rata amount of the Earnouts based on collections from net sales of [*****], with such amount to be due credited with any payments of Earnouts already made by Purchaser. By way of example, if collections from net sales at the 7th anniversary from the Effective Date equal Thirty Five Million Dollars ($35,000,000), Sellers will have already received the payment in subsection (c)(i), therefore the pro-rata payout would equal One Million Dollars ($1,000,000) [$10,000,000/$25,000,000 x $2,500,000]. The calculation and payment shall be performed and made by Purchaser within sixty (60) days after expiration of the seventh (7th) anniversary from the Effective Date.

(d) Inventory and Products. Within three (3) business days after Sellers produce a balance sheet prepared in accordance with GAAP for the most recent month-end prior to Closing, Purchaser shall deliver a payment to Sellers equal to the net book value of inventory and Current Products not reasonably deemed obsolete upon inspection by Purchaser. Prior to Closing, representatives of Purchaser shall work with Sellers to obtain an estimate and quality of the inventory and Current Products. For purposes of clarity, the payment made for inventory and Current Products shall exclude any and all amounts for which Purchaser or its Affiliates have prepaid for any such inventory and/or Current Products owned by Sellers.

1.3 Retained Assets. Notwithstanding the generality of any other provision herein to the contrary, the parties expressly agree that Sellers shall retain all assets not otherwise identified for purchase in Section 1.1, and shall maintain the exclusive right to utilize the Rights associated with the Products for all other purposes (except for collagen based human wound care) including, without limitation, nutritional supplements, food, dental and non-collagen based human wound care (the “Retained Assets”). Sellers may hereafter sell, transfer, license or assign any interest in the Retained Assets to any third party, without limitation. Further, the parties agree that certain dual use equipment, supplies and inventory shall be shared between the parties as set forth in Schedule 1.3.

1.4 Allocation of Consideration. With respect to each trade or business (within the meaning of Code Section 1060 and the treasury regulations promulgated thereunder) acquired under this Agreement, all amounts constituting consideration within the meaning of, and for the purposes of, Code Section 1060 and the treasury regulations thereunder shall be allocated among the Rights and Assets in the manner required by Code Section 1060 and the treasury regulations issued thereunder and all applicable laws. Within one hundred eighty (180) calendar days after the Closing Date, Purchaser shall prepare and provide Sellers with a schedule (the “Allocation Schedule”) allocating all such consideration in the manner described by the preceding sentence. Sellers shall have thirty (30) days following receipt of the Allocation Schedule during which to notify Purchaser of any dispute of any item contained therein, which notice shall set forth in detail the basis for such dispute. In the event Sellers fail to notify Purchaser of any dispute during such thirty (30)-day period, the Allocation Schedule delivered by Purchaser shall be final and binding upon the parties. Purchaser and Sellers shall cooperate in good faith to resolve any such dispute as promptly as possible. Upon such resolution, a revised Allocation Schedule shall be prepared in accordance with the agreement of Purchaser and Sellers and the allocation of consideration based thereon shall be final and binding on the parties. If, however, Purchaser and Sellers are unable to resolve any dispute with respect to the Allocation Schedule within fifteen (15) days of Sellers’ notice of objection, such dispute shall be resolved by an independent valuation firm selected by Purchaser (the “Allocation Referee”). In resolving any such dispute, the Allocation Referee shall consider only those items or amounts in the Allocation Schedule as to which the parties have disagreed. The Allocation Referee’s determination of the disputed items and the resulting Allocation Schedule shall be final and binding on the parties to this Agreement. The Allocation Referee shall use commercially reasonable efforts to complete its work within thirty (30) days following its engagement. The fees and expenses of the Allocation Referee shall be borne equally by Purchaser and Sellers. Each of the parties hereto shall (a) prepare and timely file all Tax Returns, including, without limitation, Form 8594 (and all supplements thereto) in a manner consistent with the final and binding Allocation Schedule and (b) otherwise act in accordance with the final and binding Allocation Schedule for all income Tax purposes. Purchaser shall prepare a revised Allocation Schedule to the extent necessary to reflect any post-Closing payment made pursuant to or in connection with this Agreement, and provide such revised Allocation Schedule to Sellers, as applicable.

1.5 Retained Liabilities. Sellers shall retain all Liabilities of Sellers and all Liabilities directly or indirectly arising out of or related to the operation of the Businesses prior to the Effective Time including any and all short and long term debt, and any payables and accrued expenses, including but not limited to payables tied to any inventory or Current Products, if such Liabilities are known disclosed or undisclosed, matured or unmatured, accrued, absolute, or contingent on and as of the Effective Time (collectively, the “Retained Liabilities”). Without limiting the generality of the preceding sentence, Purchaser shall not assume or become liable for any obligations or Liabilities of Sellers not specifically described in Section 1.6.

1.6 Assumed Liabilities. Purchaser shall assume any liabilities of Sellers, as may be created after the Effective Date arising out of or related to the Rights and Assets (the “Assumed Liabilities”), but not any assets unrelated to the Rights and Assets or known before the Effective Date. Purchaser shall be liable for any cause of action by any party and/or any regulatory compliance fee, fine, cost or penalty due to the Products arising after the Effective Date, even if based in whole or in parts on facts existing prior to the Effective Date, including without limitation anything arising from the notices referenced in Section 2.7(b) below. Additionally, Purchaser shall be liable for anticipated expenses related to the Future Products and testing and regulatory approval thereof, which have been ordered but are not yet payable or invoiced. At this time, a reasonable estimate of said expenses is One Hundred Ten Thousand Dollars ($110,000.00), with such amount subject to changes based on interim results of said testing and processes. Purchaser shall pay the final amount when due and payable. Seller initiated an investigation for patent defense referenced in 2.5 below, and Purchaser shall reimburse Seller for such expense up to $10,000.00 for any subsequent successful defense in the form of a non-appealable judgment obtained by Purchaser.

1.7 Time and Place of Closing.

(a) The parties shall consummate the Acquisition (the “Closing”) via the electronic exchange of documents and signature pages and other required documentation, in no event later than ten (10) days after the date specified in the header of this Agreement (the date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”).

(b) The parties hereto agree that the effective time and date of the transactions shall be 12:01 a.m., local time for the Businesses on the Closing Date (the “Effective Time”).

1.8 Deliveries. All deliveries, payments, and other transactions and documents relating to the Closing (a) shall be independent and shall not be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing), and (b) shall be deemed to be consummated simultaneously.

1.9 Termination of Existing Contracts. As of the Effective Time, any and all agreements currently in effect and set forth on Schedule 1.9 between the parties and/or its Affiliates shall terminate effective immediately notwithstanding any other terms or conditions set forth therein.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLERS AND OWNER

Sellers and Owner jointly and severally represent and warrant the following to Purchaser:

2.1 Organization, Qualification, and Ownership. Hymed is duly incorporated and validly existing as a business corporation under the laws of the state of Delaware. Applied is duly organized and validly existing as a limited liability company under the laws of the state of Delaware. Each Seller is duly qualified to do business and is in good standing in its state of organization and in each other state or other jurisdictions in which either ownership or use of the rights, assets, and properties of each Seller (including the Rights and Assets), as they are currently being used, or the conduct of the businesses of each Seller (including the Businesses) as currently conducted, requires such qualification.

2.2 Authority and Validity.

(a) Each Seller has the full power and authority necessary to (i) execute, deliver, and perform its obligations under the Acquisition Documents to be executed and delivered by it, (ii) carry on the Businesses as it has been and is now being conducted, and (iii) own and lease the rights, properties, and assets which it now owns or leases (including the Rights and Assets). The execution, delivery, and performance of the Acquisition Documents have been duly authorized by all necessary action of the governing body or owners of each Seller. The Acquisition Documents to which each Seller is a party have been or will be, as the case may be, duly executed and delivered by duly authorized officers of each Seller and constitute or will constitute the legal, valid, and binding obligations of each Seller, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or by the effect of rules of law and equitable limitations on the availability of specific remedies (regardless of whether such enforceability is considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

(b) Owner has the full power and authority necessary to execute, deliver, and perform its obligations under the Acquisition Documents to be executed and delivered by it. The Acquisition Documents to which Owner is a party have been or will be, as the case may be, duly executed and delivered and constitute or will constitute the legal, valid, and binding obligations of Owner and enforceable in accordance with their respective terms, except as may be limited by the Enforceability Exceptions.

2.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery, and performance by Sellers and the Owner of the Acquisition Documents to be executed and delivered by it (a) will not require the consent of or notice to any Governmental Authority or any other third party, (b) will not conflict with any provision of either Seller’s organizational documents (including articles of organization or operating agreements), (c) will not conflict with or result in a violation of any Law, ruling, judgment, order, or injunction of any court or Governmental Authority to which each Seller or the Owner is subject or by which each Seller and the Owner, or any of its rights, assets, or properties, (including the Rights and Assets) are bound, (d) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any contract, agreement, instrument, license, or permit to which each Seller or such Owner is a party or by which each Seller or such Owner or any of its rights, assets, or properties (including the Rights and Assets), are bound, and (e) will not create any Lien upon any of the Rights and Assets, or otherwise result in the acceleration of the maturity of any payment date of any of the Assumed Liabilities.

2.4 No Undisclosed Liabilities. Sellers have no Liabilities with respect to the Businesses, or any of the Rights and Assets except as incurred in the ordinary course of operating the Businesses.

2.5 Litigation and Claims. Except as listed on Schedule 2.5, (a) there are no claims, lawsuits, actions, arbitrations, or administrative or other proceedings pending by or against Sellers or the Owner with respect or related to the Businesses or the Rights and Assets, (b) to the Knowledge of each Seller, no such claim, lawsuit, action, arbitration, or administrative or other proceeding is threatened, (c) to the Knowledge of each Seller, there are no governmental or administrative investigations or inquiries pending that specifically involve the Businesses or the operation thereof, or the Rights and Assets, (d) there are no judgments against or consent decrees binding on either Seller or the Owner with respect to the Businesses or the Rights and Assets, or, to the Knowledge of either Seller, any licensed professional employed by or contracted for, or otherwise relating to the Businesses, (except for attorney investigation for defense of patent tied to one of the Products) and (e) no basis for any such matter exists that could reasonably be expected to have a material adverse effect on the Businesses.

2.6 No Violation of Law.

(a) With respect to the Rights and Assets, neither Sellers nor the Owner has been within the previous three (3) years or is not currently in violation of any applicable Law, order, injunction, or decree, or any other requirement of any Governmental Authority or court binding on it.

(b) With respect to the Rights and Assets, neither Sellers nor the Owner is currently subject to any Liability or disability as the result of a failure to comply with any requirement of a Law, order, injunction, or decree, or any other requirement of any Governmental Authority or court, and neither Sellers nor the Owner has received any notice of such noncompliance.

2.7 Licenses, Authorizations and Patents.

(a) Sellers and Owner, as applicable, are the holder of all valid licenses and other rights, permits, and authorizations required by Law or any Governmental Authority necessary to operate the Businesses, including any patents, and FDA approvals related to Current Products. Sellers and Owner, as applicable, have supplied a correct and complete list of all licenses, permits, patents for Current Products, authorizations, and FDA approvals for Current Products, and true, complete, and correct copies of any documentation evidencing the foregoing have been provided to Purchaser.

(b) No violation, default, order, or deficiency exists with respect to any of the items described in this Section 2.7. Neither Sellers nor Owner have received any notice of any action pending or recommended by any Governmental Authority having jurisdiction over the items described in this Section 2.7, either to revoke, limit, withdraw, or suspend any license, right, or authorization of Sellers, Owner or the Businesses.

2.8 Securities Matters.

(a) Owner acknowledges that the information supplied by Owner in the warranties contained herein will be relied upon by Purchaser in concluding that the common stock issued to Owner pursuant to Section 1.2(a)(ii) (“Stock Consideration”) has been issued pursuant to Section 4(a)(2) of the Securities Act or another exemption from the registration requirement of the Securities Act.

(b) Owner is:

(i) an “accredited investor” as defined in Rule 501(a) of Regulation D;

(ii) not receiving the Stock Consideration as a result of any “general solicitation” or “general advertising” (as those terms are defined in Regulation D); and

(iii) receiving the Stock Consideration for his own account with no intention of distributing the Stock Consideration or an amount thereof, or any arrangement or understanding with any other Person regarding the distribution of such Stock Consideration or otherwise.

(c) Owner is sufficiently aware of Purchaser’s business affairs and financial condition to reach an informed and knowledgeable decision to receive the Stock Consideration. Owner acknowledges that information regarding Purchaser is publicly available via the SEC’s website (www.sec.gov). Owner has made his own investment decision to receive the Stock Consideration based on his own knowledge and information which is publicly available, including Purchaser SEC documents, with respect to the Stock Consideration of Purchaser.

2.9 Inventories. All items of inventory and Products of Sellers consist, and will consist at the Closing, of items of a quality and quantity usable and saleable in the ordinary course of business, and shall not be subject to any prepaid orders by third parties.

2.10 Statements True and Correct. No representation or warranty made by Sellers or Owner in this Agreement or in any statement, certificate, or instrument to be furnished to Purchaser by Sellers pursuant to any Acquisition Document contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make these statements contained herein and therein not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers and Owner as follows:

3.1 Organization, Authority, and Capacity. Purchaser is a limited liability company organized, validly existing, and in good standing under the laws of the state of Texas. Purchaser has the full power and authority necessary to (i) execute, deliver, and perform its obligations under the Acquisition Documents to be executed and delivered by it and (ii) carry on its business as it has been and is now being conducted and to own and lease the rights, properties, and assets which it now owns or leases. Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

3.2 Authorization and Validity. The execution, delivery, and performance of the Acquisition Documents to be executed and delivered by Purchaser have been duly authorized by all necessary action by Purchaser. The Acquisition Documents to be executed and delivered by Purchaser have been or will be, as the case may be, duly executed and delivered by Purchaser and constitute or will constitute the legal, valid, and binding obligations of Purchaser, enforceable in accordance with their respective terms, except as may be limited by the Enforceability Exceptions.

3.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery, and performance by Purchaser of the Acquisition Documents to be executed and delivered by Purchaser (i) do not require the consent of or notice to any Governmental Authority or any other third party, (ii) will not conflict with any provision of Purchaser’s organizational documents, and (iii) will not conflict with or result in a violation of any Law, ruling, judgment, order, or injunction of any Governmental Authority to which Purchaser is subject or by which Purchaser or any of its rights, assets, or properties are bound.

3.4 Transferred IP. At all times after Closing, Purchaser and Guarantor shall use “Commercially Reasonable Efforts” efforts to keep any and all of the Transferred IP specified on Schedule 1.1(c) fully paid and recognized by applicable Governmental Agencies as the proper title holder of the foregoing with no limitations on use or loss of rights to same. For these purposes, “Commercially Reasonable Efforts” shall mean the exercise of prudent scientific and business judgment and a level of effort and resources consistent with the judgment, efforts and resources that the party who bears the performance obligation or a comparable third party in the industry would employ for assets of similar strategic importance and commercial value that result from its own research efforts taking into consideration conditions in effect at the time the party’s obligations are carried out. The obligations of Purchaser and Guarantor under this Section shall continue for the duration of the maximum period permitted by law applicable to each such item of Transferred IP (including any renewal thereof). In the event of a breach of this Section, Sellers and Owners shall be entitled to seek all remedies available under this Agreement, in law or in equity. The time limits under Article 8 below shall not apply to this Section.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Access to Information. At all times prior to the Closing, Sellers will afford the authorized representatives of Purchaser and its Affiliates access upon reasonable notice and during normal business hours to all of Sellers’ properties, assets, books, and records that relate to or concern the Rights and Assets. Sellers will also furnish such parties with such additional financial, operating, and other information relating to the Rights and Assets as such parties may from time to time reasonably request. Purchaser and its Affiliates shall also be allowed access, upon reasonable notice, to consult with the officers, employees, accountants, counsel, and agents of Sellers in connection with such investigation of the Rights and Assets. No such investigation shall diminish or otherwise affect any of the representations, warranties, covenants, or agreements of any party under this Agreement.

4.2 No-Shop. Unless and until this Agreement is terminated pursuant to Article 7, Sellers and Owner shall not directly or indirectly through any officer, director, employee, agent, intermediary, or otherwise, (a) solicit, initiate, or encourage submission of proposals or offers from any Person relating to any purchase of an interest in the Rights and Assets, or (b) participate in any discussions or negotiations regarding, or furnish to any other Person, any information with respect to, or otherwise respond to, cooperate or encourage, any effort or attempt by any other Person to purchase any interest in Sellers, in the Rights and Assets, or (c) approve or undertake any of the foregoing transactions without the prior written consent of Purchaser. If any Seller or any of its agents or intermediaries receives an offer or proposal relating to any purchase of an interest in Sellers, of the Rights and Assets, the recipient shall notify Purchaser of the receipt of such offer and shall disclose the terms thereof.

4.3 Affirmative Covenants of Sellers and Owner. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, and except as otherwise expressly contemplated herein, Sellers and the Owner shall:

(a) use commercially reasonable efforts to preserve intact the rights, assets, properties, licenses, permits, patents, and FDA approvals,

(b) keep and maintain the Rights and Assets in their present condition, repair, and working order, except for normal depreciation and wear and tear, and maintain all insurance, rights, and licenses therein,

(c) keep in full force and effect present insurance policies or other comparable insurance coverage insuring the Rights and Assets, and

(d) notify Purchaser of (i) any event or circumstance which is reasonably likely to have a material adverse effect on the Rights and Assets or would reasonably be likely to cause or constitute a breach of any of either Seller’s representations, warranties, or covenants contained herein, (ii) any unexpected change in the normal course of business or in the operation of the Rights and Assets, and (iii) any governmental complaints, investigations, or hearings (or communications indicating that the same may be contemplated), adjudicatory proceedings, budget meetings, or submissions involving any aspect of the Rights and Assets, and keep Purchaser fully informed of such events and permit representatives of Purchaser and its affiliates to have prompt access to all materials prepared in connection therewith.

4.4 Negative Covenants of Sellers and Owner. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, Sellers and the Owner will not do any of the following without the prior written consent of Purchaser, which consent shall not be unreasonably withheld:

(a) take any action that would (i) adversely affect the ability of any party to the Acquisition Documents to obtain any consents required for the transactions contemplated thereby, (ii) adversely affect the ability of any party hereto to perform their covenants and agreements under the Acquisition Documents, or (iii) adversely affect the ability of any party to consummate the transactions contemplated by the Acquisition Documents,

(b) impose, or suffer the imposition, on the Rights and Assets of any Lien, or permit any such Lien to exist,

(c) incur any Liability, except in the ordinary course of business and consistent with past practices,

(d) except for sales of inventory in the ordinary course of business and other than pursuant to the Acquisition Documents, sell, or enter into any contract to sell, any interest in any of the Rights and Assets,

(e) take any action, or omit to take any action, which would cause any of the representations and warranties contained in Article 2 to be untrue or incorrect.

4.5 Confidentiality, Public Announcements. Each party hereto agrees (i) not to disclose any aspect of the discussions, negotiations, terms, status, or conditions relating to the transactions contemplated herein to any third party other than their respective officers, directors, authorized employees, and authorized representatives, and as necessary in order to obtain any consent required hereunder, and then only on a need to know basis, (ii) to cause and require all such persons to whom such information is disclosed to abide by the provisions of this Section 4.5, and (iii) not to issue any press release or other general public announcement (including in any trade journal or other publication) of the transactions, in any case, without the prior written consent of the other party, in each case except to the extent that disclosure may be required by Law, in which case the party required to made such disclosure will give the other party prior written notice and an opportunity to review and comment upon such disclosure or press release prior to its disclosure or issuance. Sellers acknowledge that only Purchaser may issue a press release after the execution of this Agreement that discloses the existence of this Agreement, and may issue another press release promptly after the consummation of the Acquisition. Sellers hereby consent to the issuance of such press releases. In the event that the Acquisition is not consummated, any information concerning Sellers and the Businesses that Purchaser and its representatives may acquire during the course of negotiations, conducting due diligence, and transition planning with respect to the Acquisition shall be treated as confidential, and in the event the Acquisition is not consummated, all such information shall, upon request, be returned to Sellers or destroyed, with such destruction certified in writing by Purchaser.

4.6 Bulk Transfer Act. The parties hereby waive compliance with the bulk transfer provisions of the Uniform Commercial Code, or any similar law enacted in any jurisdiction, to the extent that it may be applicable to the transactions contemplated hereby.

4.7 Retained Liabilities. Sellers shall promptly pay and discharge any and all Retained Liabilities, as and when due. Sellers further covenant and agree that it will not take any action that is likely to adversely affect Purchaser’s or its Affiliate’s relationship with any third-party related to the Rights and Assets.

4.8 Conditions to Closing. Sellers (with respect to Article 5) and Purchaser (with respect to Article 6) agree to use their commercially reasonable efforts to satisfy the conditions to the Closing by August 1, 2023, and if not by such time, as soon thereafter as possible.

4.9 Risk of Loss. Sellers shall retain all risk of condemnation, destruction, loss, or damage due to fire or other casualty from the date of this Agreement until the Closing. If the condemnation, destruction, loss, or damage is such that the Rights and Assets are materially affected, then Purchaser shall have the right to terminate this Agreement.

4.10 Certain Tax Matters. Purchaser, on the one hand, and Sellers, on the other hand, shall provide the other party to this Agreement, at the expense of the requesting party, with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to Liability for Taxes, and each will retain for the applicable statute of limitations, and to provide the requesting party, any records or information that may be relevant to any of the foregoing.

4.11 Reasonable Assistance. To the extent that any rights under any contract, permit, or other Rights and Assets to be assigned to Purchaser hereunder may not be assigned without the consent of another Person which, despite either Seller’s commercially reasonable efforts, has not been obtained prior to the Closing, and Purchaser has, in its sole discretion, waived the closing condition in Section 5.3, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. Sellers, at the request and sole cost and expense of Purchaser, shall use its commercially reasonable efforts at all times from and after the Closing Date to assist Purchaser in obtaining any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Rights and Assets in question so that Purchaser would not in effect acquire the benefit of all such rights, Sellers, to the maximum extent permitted by Law and the specific Rights and Assets, and at the sole cost and expense of Purchaser, shall (a) act on and after the Closing Date as Purchaser’s agent in order to obtain the benefits thereunder, and (b) cooperate, to the maximum extent permitted by Law and the specific Rights and Assets, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser, including any sublease or subcontract or similar arrangement.

4.12 Retention of Rights by Sellers and Owner. Whereas Purchaser is obtaining certain Rights and Assets from Owner and Sellers, and whereas those Rights and Assets include certain patent rights that fall within a field of use that is of interest to Purchaser and that also fall within a field of use that is of interest to Owner and Sellers, Purchaser, Owner and Sellers agree that Purchaser’s field of use shall include “collagen compositions for human wound care” and that Purchaser shall provide to Sellers and Owner a fully paid up, irrevocable, transferrable, and exclusive license to all fields other than Purchaser’s desired field of use for all patent rights assigned to Purchaser pursuant to this Agreement (to include for example, use in treating non-human animals and the like). Said license to Sellers and Owner shall include a first right, but not an obligation, to take action in the prosecution, prevention, or termination of any infringement falling within the licensed field of use. The license shall provide that Sellers and Owner shall notify Purchaser of any such action in advance, and keep Purchaser reasonably informed of the progress of any such actions. However, such actions shall be undertaken and directed by Sellers and/or Owner’s sole discretion and at Sellers’ and/or Owner’s cost. Thus, any and all compensation from any action brought by Sellers and/or Owner to enforce these rights shall be the sole property of Sellers and/or Owner. The license shall further provide that Purchaser will cooperate fully in any action brought by Sellers and/or Owner seeking to enforce the patent rights licensed to Sellers and/or Owner.

ARTICLE 5

CONDITIONS TO OBLIGATION OF PURCHASER

The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction or waiver by Purchaser, except as otherwise set forth below, at or prior to the Closing, of each of the following conditions:

5.1 Representations and Warranties. The representations and warranties of Sellers and the Owner set forth in this Agreement, or any document or instrument delivered to Purchaser hereunder, shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date; provided that, for purposes of this Section 5.1, if any representation or warranty made by Sellers and Owner includes within its terms a materiality qualifier, such representation or warranty shall be true and correct in all respects on and as of the Closing Date; provided further that, with respect to any of such representations and warranties referring to a state of facts existing on a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts that existed on the date so specified.

5.2 Performance; Covenants. All of the terms, covenants, and agreements of the Acquisition Documents to be complied with or performed by Sellers at or prior to Closing shall have been complied with and performed in all material respects, including, but not limited to, the delivery of the following documents:

(a) a certificate of good standing for Sellers issued by the state or other jurisdiction of its formation or incorporation, and operation, as applicable, and dated within three (3) business days of the Closing Date,

(b) a Bill of Sale executed by Sellers, in the form attached hereto as Exhibit 5.2(b),

(c) an IP Assignment Agreement executed by Sellers, the forms of which are attached hereto as Exhibit 5.2(c) (the “IP Assignment and Assumption Agreement”)

(d) a certificate dated as of the Closing Date signed by a duly authorized officer of Sellers certifying the satisfaction of the conditions set forth in Section 5.1 and Section 5.4 and that Sellers have duly performed and complied in all material respects with all of the covenants and agreements of this Agreement to be performed by it prior to Closing,

(e) written consents of all third parties necessary for the consummation of the transactions contemplated by the Acquisition Documents,

(f) a professional services agreement executed by Owner, and a professional services agreement executed by Anita Petito, each in the forms substantially attached hereto as Exhibit 5.2(f);

(g) any documents needed to evidence the assignment and assumption of the License Agreement and contract cancellations contemplated by Section 1.9, forms of which are attached hereto as Exhibit 5.2(g); and

(h) such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement, as requested by Purchaser or its counsel.

5.3 Necessary Consents and Approvals. To the extent required, Purchaser and Sellers shall have obtained all regulatory approvals, governmental licenses, consents of Governmental Authorities, and permits to which Purchaser shall be legally entitled to continue to use the Rights and Assets as currently used by the Businesses so long as it properly files necessary applications and cooperates with state regulatory bodies. The parties shall have provided all necessary notices under applicable Law, and all waiting periods required by Law shall have expired, necessary in order for Purchaser and Sellers to consummate the Acquisition.

5.4 No Material Adverse Change. There shall not have occurred any material adverse change in the Rights and Assets or in the Liabilities in each case between the date hereof and the Closing Date, and a certificate of a duly authorized officer of Sellers shall have been delivered to Purchaser to such effect.

5.5 No Injunction, Etc. No action, proceeding, investigation, or legislation shall have been instituted, threatened, or proposed before any court, Governmental Authority, or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the Acquisition, or which is related to or arises out of the business or operations of Sellers, if such action, proceeding, investigation, or legislation, in the reasonable judgment of Purchaser or its counsel, would make it inadvisable to consummate such transactions.

5.6 Due Diligence. Purchaser shall in all respects be reasonably satisfied with the results of its due diligence investigation of the Rights and Assets. Additionally, Purchaser shall in all respects be reasonably satisfied with its continuing review of matters contained in the Schedules.

5.7 Lien Releases. Purchaser shall have received evidence, satisfactory to it, that Sellers have identified the Liens on the Rights and Assets and discharged all such Liens.

ARTICLE 6

CONDITIONS TO OBLIGATION OF SELLERS AND OWNER

The obligation of Sellers and Owner to close the Acquisition is subject to the satisfaction or waiver by Sellers and Owner, except as otherwise set forth below, at or prior to the Closing, of each of the following conditions:

6.1 Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement, or any document or instrument delivered to any party hereunder, shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date; provided that, for purposes of this Section 6.1, if any representation or warranty made by Purchaser includes within its terms a materiality qualifier, such representation or warranty shall be true and correct in all respects on and as of the Closing Date; provided further that, with respect to any of such representations and warranties referring to a state of facts existing on a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts that existed on the date so specified.

6.2 Performance; Covenants. All of the terms, covenants, and agreements of this Agreement to be complied with or performed by Purchaser at or prior to the Closing shall have been complied with and performed in all material respects, including, but not limited to delivery of the following documents:

(a) the Bill of Sale

(b) the IP Assignment and Assumption Agreement executed by Purchaser,

(c) a certificate dated as of the Closing Date signed by a duly authorized officer of Purchaser certifying the satisfaction of the conditions set forth in Section 6.1 and that Purchaser has duly performed and complied in all material respects with all of the covenants and agreements of this Agreement to be performed by Purchaser prior to Closing,

(d) a professional services agreement with Owner, and a professional services agreement with Anita Petito, executed by Purchaser, and

(e) such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement, as reasonably requested by Sellers or its counsel.

6.3 No Injunction, Etc. No action, proceeding, investigation, or legislation shall have been instituted, threatened, or proposed before any court, Governmental Authority, or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the Acquisition, if such action, proceeding, investigation, or legislation, would lead a reasonable person to conclude that it would be inadvisable to consummate such transactions.

6.4 Payments. Purchaser shall have delivered the Closing Payment to Sellers and Owner in accordance with Section 1.2.

ARTICLE 7

TERMINATION AND POST-CLOSING COVENANTS

7.1 Right of Termination. This Agreement and the Acquisition may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Purchaser and Sellers,

(b) by Purchaser in the event that the conditions set forth in Article 5 shall not have been satisfied or waived by August 1, 2023, unless such satisfaction shall have been frustrated or made impossible by any act or failure to act of Purchaser,

(c) By Sellers or Purchaser if the Closing shall not have occurred by August 1, 2023,

(d) By Purchaser in accordance with Section 4.9, or

(e) by either Purchaser or Sellers in the event (i) consent of any Governmental Authority required for consummation of the Acquisition and the other transactions contemplated hereby shall have been denied by final, non-appealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal or (ii) any Law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition shall have become final and non-appealable.

7.2 Effect of Termination. Except as set forth in this Section 7.2, in the event of termination in accordance with Section 7.1, this Agreement shall become void and of no further force or effect, without any liability on the part of any of the parties hereto or their respective owners, directors, officers, employees, heirs, estates, or agents, except the obligations of each party to preserve the confidentiality of documents, certificates, and information furnished to such party pursuant thereto and for any obligation or liability of any party based on or arising from any breach or default by such party with respect to its representations, warranties, covenants, or agreements prior to the effective date of termination. The provisions of Section 4.2, Section 7.2, Article 9 and Article 10 will survive any such termination.

7.3 Non-Competition.

(a) Sellers and Owner acknowledge that the Rights and Assets in its possession would enable it to establish goodwill with the patients, customers, potential customers, and suppliers who provide products and services on behalf of the Businesses or who receive products and services from the Businesses and that the Rights and Assets constitute a valuable asset of the Businesses. Sellers and Owner further acknowledge that they have developed relationships with certain of the Businesses’ suppliers, contractors or potential contractors, consultants or potential consultants, and sources or potential sources of product usage. Accordingly, Sellers and Owner agree that it and its Affiliates will comply with the terms within this Section 7.3 for the period beginning on the Effective Date and ending on the fifth (5th) anniversary thereof. During such five (5)-year period, Sellers and Owner agree that it and its Affiliates shall not, directly or indirectly, engage in, render services to or become interested in any manner, as manager, employee, officer, consultant, owner, or partner, or through stock ownership (other than holding less than two percent (2%) of the outstanding equity securities of a Person having securities that are listed for trading on a national securities exchange), or otherwise, either alone or in association with others, in any business that develops, provides and/or supplies collagen based products for human wound care use similar to those currently owned or under development by Purchaser as of the Effective Date in the United States (the “Restricted Territory”) with respect to the Market (as later defined). By way of example, and without limitation, Sellers and Owner may consult or contract with a company that participates in the Market, if such consultation or contract does not relate to the Market, such as veterinary or other markets related to the Retained Assets. The foregoing restrictive covenant shall not apply to any of the Retained Assets. During the five (5) year period beginning with the Effective Date, Purchaser and its Affiliates shall not, directly or indirectly, utilize any of the Transferred IP in any market included within the scope of the Retained Assets. For the avoidance of doubt, Purchaser and its Affiliates may utilize the Transferred IP on human wounds including below the skin wounds and damaged skin as these applications are considered by the parties to be inclusive within the general understanding of the term “wound” utilized within this Agreement and applied for human use only.

(b) Sellers and Owner acknowledge and agree that the restrictive covenants set forth above are reasonable and valid in time and scope and in all other respects. The covenants set forth in this Agreement shall be considered and construed as separate and independent covenants. Should any part or provision of any covenant be held invalid, void, or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement.

(c) The parties hereto agree that it is their intention that the restrictive covenants be enforced in accordance with their terms to the maximum extent possible under applicable law. The parties further agree that, in the event any court of competent jurisdiction shall find that any of the foregoing provisions is invalid or unenforceable, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of the parties in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws.

(d) Without limiting the remedies available to Purchaser, the parties hereto acknowledge that a breach of any of the covenants contained herein may result in material, irreparable injury for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof by Sellers, Owner or any Affiliate of Sellers and/or Owner, Purchaser shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining Sellers and/or Owner from engaging in activities prohibited by this Agreement or such other relief as may be required to specifically enforce any of the covenants hereof without the necessity of posting any bond.

7.4 Agreements Regarding Guarantor Common Stock.

(a) Owner irrevocably agrees, in consideration of the benefit that the transactions contemplated hereby will confer, that following the Closing, Owner shall not transfer any shares of the common stock received as Stock Consideration (the “Lockup Securities”), at any time during the periods commencing on the Effective Time and ending on the timeframes set forth in Section 1.2(b) (the “Lockup Period”) without Guarantor’s prior written consent. For purposes of this Section 7.4, “transfer” (and all correlative terms) means, as to any Lockup Securities, a direct or indirect (including through the use of any derivative or swap instrument or arrangement) sale, assignment, conveyance, gift, exchange, pledge, encumbrance, contract to sell, lease or other disposition or transfer (or offer to do any of the foregoing) of such Lockup Securities, whether effected voluntarily, involuntarily or by operation of Law.

(b) Owner agrees and consents to the entry of stop transfer instructions with Guarantor’s transfer agent and registrar against the transfer of the Lockup Securities, except in compliance with the restrictions set forth in this Agreement. In furtherance of the foregoing, any book entries evidencing shares of Guarantor’s common stock subject to the provisions of this Agreement shall include legends legally required, including a legend to the effect that the shares of common stock have not been registered under the Securities Act and are subject to certain legal and contractual restrictions on transfer (including lockup restrictions), and similar instructions shall be provided to Guarantor’s transfer agent. Guarantor will provide reasonable cooperation to facilitate any transfer by Owner of the Lockup Securities (in accordance with the limitations and restrictions set forth herein).

(c) Each certificate or book-entry notation representing any common stock of Guarantor issued hereunder shall bear the following legends (in addition to any other legends required by law, Guarantor’s governing documents or any other agreement to which such holder of common stock in Guarantor is a party):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification by Sellers and Owner.

(a) Subject to Sections 8.3 through 8.5, Owner (only as to the parts of this Agreement applicable to Owner as set forth in the preamble) and Sellers shall jointly and severally indemnify, hold harmless, and defend Purchaser, and its officers, directors, agents, and Affiliates, from and against any and all demands, claims, actions, or causes of action, assessments, losses, damages, recoupments and repayments, liabilities, costs, and expenses (including, but not limited to, reasonable attorneys’ fees and costs of investigation) (collectively, “Losses”), associated with, suffered, or incurred by reason of, or arising out of any of the following:

(i) the Retained Liabilities or the Retained Assets,

(ii) the inaccuracy in or breach of any representation or warranty of either Seller contained herein or in any Acquisition Document to be true and correct when made or deemed made under the terms hereof, or the breach by either Seller of any warranty contained herein or in any Acquisition Document,

(iii) the breach of any covenant or agreement of either Seller contained in this Agreement or any other Acquisition Documents,

(iv) any Liability arising out of Purchaser’s use of the Rights and Assets prior to the Effective Time, (subject to and except as provided in Section 1.6 above); and

(b) No claim for indemnification with respect to any alleged misrepresentation or breach of warranty may be made under Section 8.1(a)(ii) after the thirtieth (30th) month from of the Closing Date; provided that, the right to indemnification shall extend beyond such period (i) with respect to any specific claim for indemnification for which written notice, specifying in reasonable detail the nature of the claim, was given to Seller during such period but shall expire on the expiration of the applicable statutes of limitations unless an action has been brought with respect thereto, (ii) with respect to any claim brought for a misrepresentation or breach of Section 2.7, until the Liability to which any such claim may relate is barred by all applicable statutes of limitations, and (iii) indefinitely with respect to any claim brought for a misrepresentation or breach of Sections 2.1, 2.2, or 2.3.

8.2 Indemnification by Purchaser.

(a) Subject to Sections 8.3 through 8.5, Purchaser and Guarantor shall jointly and severally indemnify, hold harmless, and defend Sellers, and any of Sellers’ officers, directors, agents, and at all times after the date hereof from and against any and all Losses suffered or incurred by any such party by reason of, or arising out of any of the following:

(i) the Assumed Liabilities,

(ii) the failure of any representation or warranty contained in Article 3 hereof or in any Acquisition Document to be true and correct when made or deemed made or the breach by Purchaser of any warranty contained in Article 3 hereof in any Acquisition Document or any document or instrument delivered by Purchaser in connection therewith,

(iii) the breach of any covenant, payment term or agreement of Purchaser contained in this Agreement or the Acquisition Documents, and

(iv) any Liability arising out of Purchaser’s use of the Rights and Assets subsequent to the Effective Time. (subject to and except as provided in Section 1.6 above).

(b) No claim for indemnification with respect to any alleged misrepresentation or breach of warranty may be made under Section 8.2(a)(ii) after the thirtieth (30th) month from the Closing Date; provided that, the right to indemnification shall extend beyond such period (i) with respect to any specific claim for indemnification for which written notice was given to Purchaser during such period, but shall expire on the expiration of the applicable statutes of limitations unless an action has been brought with respect thereto, and (ii) indefinitely with respect to any claim brought for a misrepresentation or breach of Sections 3.1, 3.2, or 3.3.

8.3 Notice and Opportunity to Defend. If any party under this Agreement has notice of facts or circumstances that could reasonably result in a claim for indemnification under this Article 8 for the benefit of such party (an “Indemnified Party”), then such Indemnified Party promptly after obtaining notice thereof shall give the party from which indemnification may be sought (the “Indemnifying Party”) written notice of any such claim. No Indemnified Party shall be subject to any liability for a delay in the delivery of such notice to the extent such delay does not compromise or prejudice any right of the Indemnifying Party. Following receipt of such notice, the Indemnifying Party may undertake the defense of such claim if (i) the Indemnifying Party gives written notice to such Indemnified Party that the Indemnifying Party intends to undertake such defense and that the Indemnifying Party will indemnify the Indemnified Party against all Losses resulting from or relating to such claim pursuant to this Article 8 and (ii) the claimant making each claim does not seek an injunction or other equitable relief as a primary element of relief. If assumed by the Indemnifying Party, the defense of the claim will be conducted actively and diligently by legal counsel reasonably acceptable to the Indemnified Party or such Indemnified Party may re-undertake the defense thereof at the expense of the Indemnifying Party. If the Indemnifying Party assumes the defense of a claim, the Indemnified Party may, by counsel of its choice, participate in such defense at their own expense. The Indemnified Party shall furnish to the Indemnifying Party, in reasonable detail, such information as the Indemnified Party may have with respect to such claim, including all records and similar materials that are reasonably required in the defense of such claim. If, within ten (10) days after notice of any such claim, the Indemnifying Party has not notified the Indemnified Party of its intention to defend the claim, then each Indemnified Party will (without further notice to the Indemnifying Party) have the right to undertake the defense of such claim and the Indemnifying Party shall nonetheless bear the costs and Losses of the Indemnified Party to the extent the Indemnifying Party is responsible for such costs and loses pursuant to the terms hereof. The Indemnifying Party may elect to participate in such proceedings, negotiations, or defense at any time at its own expense. No Indemnified Party shall settle any such claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. No Indemnifying Party shall settle any claim it is defending under this Section 8.3 without the consent of the Indemnified Party, which consent will not be unreasonably withheld, unless the settlement provides for (1) no relief other than monetary damages against which the Indemnified Party is fully indemnified and (2) an unconditional release of the Indemnified Party.

8.4 Indemnification Threshold and Right to Offset. To the extent permitted by Law, the parties agree that no Indemnifying Party shall be required to indemnify the Indemnified Party under Section 8.1(a)(ii) or 8.2(a)(ii) unless and until the amount of the Losses for which a right of indemnification is provided under the relevant Section, when aggregated with all other Losses for which indemnification is sought by any and all Indemnified Parties against any and all Indemnifying Parties, exceeds Twenty Five Thousand Dollars ($25,000), at which time rights to indemnification for Losses may be asserted for the full amount of any and all such Losses. To the extent Purchaser is the Indemnified Party, Purchaser may offset amounts owed for Losses incurred from the Installment Payments, Earnouts, and any royalties otherwise which may be owed to Owner pursuant to the professional services agreement attached in Exhibit 5.2(f).

8.5 Survival. The representations and warranties of the parties contained in the Acquisition Documents or in any document or instrument delivered in connection therewith shall survive the Closing, subject to the time limits on claims as provided in Sections 8.1(b) and 8.2(b), and shall not be extinguished thereby notwithstanding any investigation or other examination by any party.

8.6 Liability Cap. Purchaser and Guarantor collectively on the one hand, and Owner on the other hand, shall have a maximum liability under this Article 8 specifically and this Agreement generally of Three Million Dollars ($3,000,000), and Applied shall have a maximum liability under this Article 8 and this Agreement generally of Seven Million Dollars ($7,000,000) (as applied to each, the “Liability Cap”) for any and all damages reduced to final unappealable judgment. In no event shall any party hereto be liable for any damages (incidental, consequential, punitive or otherwise) in excess of the Liability Cap, and for purposes of clarity, Hymed shall not be obligated to fund any indemnification obligation which may otherwise be required pursuant to this Section. Further, Owner and Applied shall provide copies of insurance policies which are in place to cover their respective Liability Cap upon written request of Purchaser. Upon proof of said insurance, the collective Liability Cap of Purchaser and Guarantor under this Section shall increase to match the aggregate of the respective Liability Caps of Owner and Applied in an amount equal to said insurance coverage of Owner and Applied, respectively.

ARTICLE 9

CERTAIN DEFINITIONS

9.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (and words of similar origin) have the following meanings:

“Acquisition” has the meaning set forth in the Recitals.

“Acquisition Documents” means this Agreement and the other documents and instruments to be delivered pursuant to this Agreement.

“Affiliate” means a Person controlling, controlled by, or under common control with another Person, with “control” having the meaning provided by Rule 405 of the Securities Act, as amended, as in effect on the date hereof.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Referee” has the meaning set forth in Section 1.4.

“Allocation Schedule” has the meaning set forth in Section 1.4.

“Assignment and Assumption Agreement” has the meaning set forth in Section 5.2(c).

“Assumed Liabilities” has the meaning set forth in Section 1.6.

“Businesses” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 1.7(a).

“Closing Payment” has the meaning set forth in Section 1.2(a).

“Closing Date” has the meaning set forth in Section 1.7(a).

“Code” means the Internal Revenue Code of 1986, as amended, and its successor and the rules and regulations promulgated thereunder.

“Effective Time” has the meaning set forth in Section 1.7(b).

“Enforceability Exceptions” has the meaning set forth in Section 2.2(a).

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“GAAP” means generally accepted accounting principles as employed in the United States of America, applied consistently with prior periods.

“Governmental Authority” means any federal, state, or local governmental agency, department, or division, including any entity contracting with any of the foregoing (such as carriers, fiscal intermediaries, and fiscal agents) with responsibility for regulating, licensing, certifying, surveying, authorizing, permitting, paying, recouping overpayments, fining, excluding, or taking any enforcement action against health care service providers providing the items and services that Sellers or the Businesses provide or otherwise having jurisdiction over the Acquisition.

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Knowledge of Purchaser”, or words of similar import, means the actual knowledge of Purchaser’s CEO as of the date hereof or the Closing Date, and the knowledge that each such person would have reasonably obtained after making such inquiry with respect to the particular matter in question as a prudent businessperson would have made or exercised in the management of his or her business affairs.

“Knowledge of Sellers”, or words of similar import, means the actual knowledge of each of Dr. George D. Petito and Anita Petito as of the date hereof or the Closing Date, and the knowledge that each such person would have reasonably obtained after making such inquiry with respect to the particular matter in question as a prudent businessperson would have made or exercised in the management of his or her business affairs.

“Law” means any local, state, federal, or foreign code, law, ordinance, regulation, reporting, ruling or licensing requirement, rule, or statute applicable to a Person or its assets, Liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, fine, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, known or unknown, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, covenant, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, right of way, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any right, title or interest in or to any right, asset or property.

“Losses” has the meaning set forth in Section 8.1(a).

“Market” means collagen based human wound care products.

“Owner” has the meaning set forth in the Preamble.

“Person” means a natural person or any legal, commercial or governmental entity, including any Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchaser” has the meaning set forth in the Preamble.

“Representative” means, with respect to any Person, any director, manager, officer, employee or agent of such Person.

“Retained Assets” has the meaning set forth in Section 1.3.

“Retained Liabilities” has the meaning set forth in Section 1.5.

“Rights and Assets” has the meaning set forth in Section 1.1.

“Schedules” means the Schedules so marked, copies of which are attached to this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and all regulations promulgated thereunder.

“Sellers” has the meaning set forth in the Preamble.

“Stock Consideration” has the meaning set forth in Section 2.8(a).

“Tax” means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, whether disputed or not, including any interest, penalties, and additions imposed thereon or with respect thereto, and including any Liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous state, local, or foreign law or otherwise.

“Tax Return” means any return, report, filing, declaration or statement relating to Taxes that are required to be filed, recorded, or deposited with any Governmental Authority, including any attachment thereto or amendment thereof.

9.2 Use of Singular and Plural. Any singular term in this Agreement shall be deemed to include the plural and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Notices. Any notice sent in accordance with the provisions of this Section 10.1 shall be deemed to have been received on the date which is (a) the date of proper posting, if sent by certified U.S. mail or by Express U.S. mail or recognized overnight courier or (b) the date on which sent, if sent by electronic mail, with confirmation and with the original to be sent by certified U.S. mail or recognized overnight courier, addressed as follows:

If to Sellers:	The Hymed Group Corporation

Applied Nutritionals, LLC

1817 Apple Tree Lane

Bethlehem, Pennsylvania 18015

Attention: Dr. George D. Petito

Copy to Counsel (which shall not constitute notice):	Corriere and Andres, LLC

433 E. Broad Street

Bethlehem, Pennsylvania 18016

Attention: Edward J. Andres, Esq.

If to Purchaser:	Sanara MedTech Applied Technologies, LLC

1200 Summit Avenue, Suite 414

Fort Worth, Texas 76102

Attention: Zachary Fleming, CEO

Copy to Counsel
(which shall not constitute notice):	Gachassin Law Firm (A limited liability company)

400 E. Kaliste Saloom Road, Suite 6100

Lafayette, Louisiana 70508

Attention: Benjamin Gaines, Esq.

Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 10.1.

10.2 Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder. Each party represents and warrants to the other parties that neither it nor any of its employees, Affiliates, agents or other representatives has incurred any Liability for brokerage or finders’ fees or agents’ commissions or any similar payment in connection with the Acquisition.

10.3 Further Assurances. Each party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

10.4 Waiver; Remedies Cumulative. Any failure on the part of any party to comply with any of its obligations, agreements, or conditions hereunder may be waived by any other party to whom such compliance is owed only by an agreement in writing signed by the parties against whom enforcement of such waiver is sought. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

10.5 Assignment. This Agreement shall not be assignable by any of the parties hereto without the written consent of all other parties; provided that, Purchaser may assign its rights and obligations under this Agreement without the consent of the other parties to any direct or indirect subsidiary or Affiliate of Purchaser or to any party that acquires (directly or indirectly) substantially all of the assets or interests of Purchaser or any successor entity resulting from a merger or consolidation of or with Purchaser. No such assignment shall relieve Purchaser or Guarantor of its obligations hereunder.

10.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors, and permitted assigns. This Agreement shall survive the Closing and not be merged therein.

10.7 Headings. The Section and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement.

10.8 Entire Agreement. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof. For purposes of this Agreement, items disclosed on each Schedule must specifically reference the provision within the Agreement to which each disclosure relates. This Agreement and the Exhibits, Schedules, certificates, and other documents delivered pursuant hereto or incorporated herein by reference, contain and constitute the entire agreement among the parties and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the parties relating to the transactions contemplated by this Agreement. Neither this Agreement nor any provision hereof may be changed, discharged, or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, discharge or termination is sought.

10.9 Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to any applicable conflicts of Laws. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

10.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE TO IMMEDIATELY FOLLOW.]

[REMAINDER OF PAGE INTENTIONALLY BLANK.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

PURCHASER:

SANARA MEDTECH APPLIED TECHNOLOGIES, LLC

By:	Sanara MedTech Inc., its Manager

By:	/s/ Zachary Fleming
Zachary Fleming, CEO

GUARANTOR:

SANARA MEDTECH INC.

By:	/s/ Zachary Fleming
Zachary Fleming, CEO

SELLERS:

THE HYMED GROUP CORPORATION

By:	/s/ Dr. George D. Petito
Dr. George D. Petito, President

APPLIED NUTRITIONALS, LLC

By:	/s/ Dr. George D. Petito
Dr. George D. Petito,
Managing Director

OWNER:

/s/ Dr. George D. Petito
Dr. George D. Petito

INDEX OF SCHEDULES

Schedule 1.1(b)	Products

Schedule 1.1(c)	Transferred Intellectual Property

Schedule 1.3	Retained Assets

Schedule 1.9	Terminated Agreements

Schedule 2.5	Litigation and Claims

INDEX OF EXHIBITS

Exhibit 5.2(b)	Bill of Sale

Exhibit 5.2(c)	IP Assignment and Assumption Agreement

Exhibit 5.2(f)	Dr. George D. Petito Agreement; Anita Petito Agreement

Exhibit 5.2(g)	Assignment and Assumption Agreement (Contracts) and Contract Cancellations